

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2012

<u>Via E-Mail</u>
Tom Griffin
Chairman of the Board
Santa Fe Petroleum, Inc.
4011 West Plano Parkway
Suite 126
Plano, Texas 75093

> **Re:**   **Santa Fe Petroleum, Inc.**
> **Amendment No. 3 to Form 8-K**
> **Filed September 7, 2012**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2012**
> **Filed August 13, 2012**
> **File No. 333-173302**

Dear Mr. Griffin:

We have reviewed the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Implications of Being an Emerging Growth Company, page 2

1.   Regarding your responses to prior comments 1 and 2:

- Please revise your disclosure on page 18 to be consistent with your statement on page 2 regarding whether you elected to use the extended transition period for complying with new or revised accounting standards. Also, please confirm to us that the statement on page 9 of your latest 10-Q was made before you made the irrevocable election to opt out of the extended transition period.
- Given that you have not included disclosure required by Regulation S-K Item 402(b) that you mention in the third bullet point of this section, please clarify your disclosure

that you "have chosen not to take advantage of any of these reduced reporting burdens."

Description of Business, page 5

2.   With a view toward clarifying the disclosure added in response to prior comment 3, please tell us when the Land Banks acquired or will acquire the funds for all of the leases you will purchase. From exhibit 10.6.1, it appears that the Land Banks acquired the leases shortly before or after your May 2012 share exchange. Also, your disclosure on page 9 suggests that the Land Banks will continue to raise capital to acquire leases that you will then purchase from the Land Banks. Given this disclosure, it appears that, even if you did not have the funds to acquire the leases, the Land Banks also did not have the funds to acquire the leases until a short time before you could have raised the funds directly. Therefore, it remains unclear how your arrangement with the Land Banks allows you to "build an inventory of oil and gas leases in . . . a cost-efficient manner" if you could have raised the required funds at or near the same time that the Land Banks acquired the capital and then acquired the leases directly without paying the Land Banks the required minimum 50% premium.

3.   Please reconcile your disclosure added in response to the second bullet point of prior comment 4 that the Land Banks cannot terminate your option to purchase the leases with section 9 of exhibit 10.6 which appears to provide that the Land Bank can terminate the lease.

4.   We note that you deleted the disclosure regarding the production requirements previously mentioned on what is now page 6. Please disclose the material drilling and production requirements based on which the leases may be terminated as mentioned in the risk factor on page 11.

5.   Your disclosure in response to prior comment 5 states that the Land Bank loan will bear interest over and up to a two year period and be payable in full not later than eighteen months after the Land Banks were formed. Please clarify why the Loan will bear interest up to a two year period if it must be paid in full not later than 18 months after the Land Banks were formed.

6.   Regarding your response to prior comment 6:

- Please tell us where you provided the stock purchase agreement that you indicate accompanied your response.
- Please reconcile your response that the transactions were complete at the time the stock purchase agreements were signed with your disclosures on pages 6 and 8 that the land banks will be selling the participation agreements in the future. If the participation agreements to be sold involve the sale of your stock, it remains unclear how you addressed the issues mentioned in prior comment 6.

Participation Agreement for Land Acquisition, page 8

7.   Regarding your response to prior comment 8:

-   If true, please add appropriate risk factors to explain that the registrant, Santa Fe Petroleum, Inc. does not profit from the leases.
-   Your current disclosure continues to reflect the amount of the participants' contributions and it continues to be unclear whether the entire amount of the contributions was used to acquire the leases you must purchase. Please revise this disclosure to clarify what the Land Banks paid to acquire the leases that you must acquire for $600,000.
-   It continues to be unclear whether the $600,000 payment reflects the additional payment. If the aggregate purchase price completely offsets the additional payment, the purpose of the additional payment provision is unclear. Please revise or advise.

Governmental Regulation, page 9

8.   Please describe the regulations that affect the price at which royalty owners may be paid for production from their leases as mentioned on page 43. Explain how these regulations affect the rates you pay on your leases and the leases you must acquire.

Reports to Security Holders, page 11

9.   Please file the certification required to accompany the amended Form 10-K that you mention in response to prior comment 9. See Regulation S-K Item 601(b)(31).

Liquidity and Capital Resources, page 21

10.   Your response to prior comment 11 and revised disclosure do not address the part of our prior comment 11 that asked you to *quantify* the amount of the initial payment that is to be made. Please revise.

11.   From exhibit 10.8 that you filed in response to prior comment 12, it appears that your subsidiary entered into the agreement to raise the funds over a year ago. If the transaction has not yet been successful, please tell us why you believe it is appropriate to suggest in your disclosure that you anticipate it will generate $5 million. In your response, please tell us the amount of funds raised to date through this arrangement, when those funds were raised and when the transaction is scheduled to close.

Off-Balance Sheet Arrangements, page 21

12.   We refer to your response to prior comment 13. We see that you intend to record the leases acquired from the Land Banks at predecessor basis under guidance applicable to

entities under common control. You further indicate that you intend on recording the contractual payments in excess of the Land Banks' basis in the leases as an investment in those entities. While we acknowledge your response, the basis in GAAP for the accounting for the payments in excess of predecessor basis remains unclear. Accordingly, to further assist us, please respond to the following:

- You provided us a general reference to the consolidation topic from the FASB Codification, but did not provide an analysis to support the accounting for the payments in excess of predecessor basis. Accordingly, please tell us (1) the specific reasons you believe that the consolidation topic governs the accounting and (2) the references to the actual guidance you have considered and believe to be applicable. If you have applied the literature by analogy, your response should explain your rationale in full.
- As you indicate that you believe that the payments in excess of predecessor basis are investments in the Land Banks, describe to us the specific nature of those investments. That is: explain to us the specific nature and form of the ownership interest in the Land Banks being conveyed by the excess payments.
- Investments in the Land Banks would appear to be variable interests under ASC 810. Accordingly, as the Land Banks are controlled by your controlling shareholder and were formed to acquire leases for your operations, tell us how you considered the guidance applicable to variable interest entities in assessing whether the Land Banks should be consolidated in your financial statements. Your written response should be detailed and specific in explaining how you considered and applied the literature. Also, note the guidance applicable to related parties beginning at FASB ASC 810-10-25-42.
- Your filing suggests that the arrangements with the Land Banks that will result in the payments in excess of predecessor basis are intended to provide a return on the capital provided to acquire the leases. Accordingly, tell us why the payments in excess of the leases' predecessor basis are not in substance an expense in your accounts.

Plan of Operations, page 22

13.   We see from page 8 that in addition to the lease acquisition payments to the Land Banks determined by the formula, any "excess" profits remaining will be allocated to the Land Banks and the parties who provided the capital for the initial acquisition of the leases. Your disclosure suggests that all of the profits generated from the leases will be paid to the Land Banks and its participants. Accordingly, please clearly disclose how you expect that your company can generate profits and positive cash flows if all of the returns from the leases are paid to the Land Banks and the participants who provided the Land Banks the capital to acquire the leases.

Directors and Executive Officers, page 25

14.   We note your response to prior comment 14 and your revised disclosure. However, the disclosure continues to highlight which of Mr. Hall's employers are "publicly traded." Please provide us with your analysis as to why you do not believe you should describe the extent to which those companies do not file reports that the Commission requires from companies with publicly traded securities, addressing specifically the references to the companies which are "publicly traded." Cite in your response all authority on which you rely.

Certain Relationships and Related Transactions and Director Independence, page 26

15.   We note your response to prior comment 17. Please address the concerns we raised in prior comment 20 from our letter dated July 10, 2012. Please tell us the relationships between "SFP Inc." and the registrant before the May 2012 share exchange such that "SFP Inc." would be paying the registrant's compensation and legal expenses before the share exchange. Also provide us this information regarding the relationships between "SFP LLC" and the registrant – then known as Baby All – at the time the disclosed payables were incurred. In addition, please disclose (1) the uses of the loans, not just "the majority" of the uses, and (2) the repayment terms, including the due date and interest rate.

16.   With a view toward disclosure in an appropriate section of your document, please tell us how and when the related party loans of $22,900 mentioned on page 45 were repaid.

Land Banks, page 27

17.   We note your revisions in response to prior comment 18, including the deletion of your disclosure that you do not have a lease. Please file the agreement governing your office space.

Common Stock, page 28

18.   Please expand your response to prior comment 19 to tell how the shares outstanding prior to your offering registered on Form S-1 are reflected in your disclosure regarding outstanding shares. Your current disclosure appears to include only the securities issued in the May 2012 share exchange and the post-split number of shares issued in the registered offering.

Financial Statements, page 31

Note 5. Unevaluated Oil and Natural Gas Property, page 40

19.   We refer to your response to prior comment 21. While we acknowledge the revisions to your filing, your response does not tell us how the accounting for the asset recorded in 2009 complies with your stated accounting policy. Accordingly, in a written response, describe to us how the petroleum analysis was updated in 2011 and why you believe that the act of obtaining an update of the study performed in 2009 is sufficient progress, as required by your accounting policy, to justify continuing to carry the recorded asset in your balance sheet.

Exhibits

20.   Regarding your response to prior comment 22:

- Please apply the guidance in the first bullet point of prior comment 22 to the incomplete exhibit you filed as exhibit 10.2.
- Reconcile your response that there is no agreement regarding future capital raising by the Land Banks with your disclosure like on page 8 that you have arrangements by which the Land Banks "will raise capital from third-party investors."

21.   Please tell us why you deleted the document you previously filed as exhibit 10.6.

Exhibit 10.6.1

22.   We note the first paragraph of your response to prior comment 4. Please include all material information omitted from exhibit 10.6, including the name of the lessor and the property covered by the lease.

Form 10-Q for Fiscal Quarter Ended June 30, 2012

Cautionary Note, page 16

23.   Please do not invoke a statutory safe harbor that is not applicable to penny stock issuers.

Exhibits

24.   Please include as an exhibit the interactive data file per Regulation S-K Item 601(b)(101).

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Praveen Kartholy at (202) 551-3778 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters or Ronald Winfrey at (202) 551-3704 if you have questions regarding the engineering comments. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (by e-mail): I. Bobby Majumder, Esq.
                K&L Gates